UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month August 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 8 - 2010 issued by TORM A/S to The Copenhagen Stock Exchange on August 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: August 19, 2010	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM posted a loss before tax of USD 24 million for Q2 2010. The result was in line with expectations and better than the same period a year ago. "In Q2, the product tanker market was affected by seasonality, however positive signs of recovery were seen late in the quarter. We believe underlying demand is improving and will support the product tanker segment going forward," says CEO Jacob Meldgaard.

●
The result before tax for the second quarter of 2010 was a loss of USD 24 million, compared to a loss of USD 33 million in the same period last year. The result for the second quarter was in line with expectations. The result for the second quarter of 2010 was positively impacted by mark-to-market non-cash adjustments of USD 2 million.

●	A loss of USD 22 million before tax was recorded for the first six months of 2010. The result for the first quarter of 2010 includes a profit of USD 18 million from the sale of two bulk vessels.

●
In the second quarter of 2010, product tanker rates were negatively impacted by seasonality, influx of new tonnage and continued discharge of vessels from floating storage. The demand for refined products in the West remained slow, and the freight rate weakness seen in the crude oil markets did not spur additional demand for the larger LR tonnage. The demand for vegetable oil to China and Europe and for naphtha in the Far East did not offer sufficient rate support until the end of Q2 where also demand for gasoline in the West showed an upward trend.

●
Panamax bulk rates remained volatile in the second quarter of 2010. Up to mid-May, the rates increased to USD 37,100/day, but then fell to USD 22,100/day at the end of the quarter. Due to TORM's high coverage of earning days, the volatility in bulk spot rates had limited impact on TORM's earnings.

●
On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows. The calculated value of the fleet at 30 June 2010 supports book value.

●	At 30 June 2010, equity amounted to USD 1,220 million, equivalent to USD 17.6 per share (DKK 106.9 per share), excluding treasury shares, corresponding to an equity ratio of 38%.

●	TORM's undrawn credit facilities and cash totalled approximately USD 600 million at the end of the second quarter. Capex relating to the order book amounted to USD 372 million.

●	Net interest-bearing debt totalled USD 1,691 million at 30 June 2010, compared to USD 1,622 million at 31 March 2010. The increase is due to borrowing in connection with the newbuilding programme.

●	At 30 June 2010, TORM had covered 33% of the remaining earning days for 2010 in the Tanker Division at USD 16,470/day and 81% of the remaining earning days in the Bulk Division at USD 19,725/day.

●	TORM forecasts a loss before tax of USD 40-60 million for 2010.

Telecon-ference	TORM will host a teleconference and webcast (www.torm.com) today, at 3:00 pm Copenhagen time (CET), see details on page 9.

Contact	TORM A/S	Telephone: +45 39 17 92 00
	Tuborg Havnevej 18	Jacob Meldgaard, CEO
	DK-2900 Hellerup, Denmark	Roland M. Andersen, CFO

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	1 / 20

Key figures

				Q1-Q2	Q1-Q2
Million USD		Q2 2010	Q2 2009	2010	2009	2009
Income statement
Revenue		201.3	193.6	406.8	452.4	862.3
Time charter equivalent earnings (TCE)		130.2	138.2	277.7	337.3	632.9
Gross profit		41.1	38.9	97.0	136.4	242.5
EBITDA		23.6	30.6	78.9	111.3	202.5
Operating profit (EBIT)		-10.8	-2.9	9.5	46.0	49.8
Profit/(loss) before tax		-24.4	-32.5	-21.8	6.7	-19.0
Net profit		-24.1	-33.6	-21.8	6.0	-17.4
Balance sheet
Total assets		3,210.2	3,255.7	3,210.2	3,255.7	3,227.2
Equity		1,219.9	1,269.8	1,219.9	1,269.8	1,246.7
Total liabilities		1,990.3	1,985.9	1,990.3	1,985.9	1,980.5
Invested capital		2,908.6	2,932.6	2,908.6	2,932.6	2,926.0
Net interest bearing debt		1,691.4	1,669.9	1,691.4	1,669.9	1,682.5
Cash flow
From operating activities		-0.2	11.8	20.7	73.0	116.3
From investing activities		-68.3	-17.6	-27.2	-144.3	-199.4
Thereof investment in tangible fixed assets		-69.6	-44.7	-93.2	-174.2	-288.8
From financing activities		3.3	19.7	5.8	15.6	36.6
Total net cash flow		-65.2	13.9	-0.7	-55.7	-46.5
Key financial figures
Gross margins:
TCE		64.7%	71.4%	68.3%	74.6%	73.4%
Gross profit		20.4%	20.1%	23.8%	30.2%	28.2%
EBITDA		11.7%	15.8%	19.4%	24.6%	23.5%
Operating profit		-5.4%	-1.5%	2.3%	10.2%	5.8%
Return on Equity (RoE) (p.a.)*)		-7.8%	-8.0%	-5.2%	-0.3%	-1.3%
Return on Invested Capital (RoIC) (p.a.)**)		-1.5%	-1.7%	0.0%	1.9%	1.7%
Equity ratio		38.0%	39.0%	38.0%	39.0%	38.6%
Exchange rate USD/DKK, end of period		6.07	5.27	6.07	5.27	5.19
Exchange rate USD/DKK, average		5.86	5.48	5.62	5.60	5.36
Share related key figures
Earnings per share, EPS	USD	-0.3	-0.5	-0.3	0.1	-0.3
Diluted earnings per share, EPS	USD	-0.3	-0.5	-0.3	0.1	-0.3
Cash flow per share, CFPS	USD	0.0	0.2	0.3	1.1	1.7
Share price, end of period (per share of DKK 5 each)	DKK	46.1	54.0	46.1	54.0	50.7
Number of shares, end of period	Million	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.3	69.2	69.3	69.2	69.2

*)	Gains from sale of vessels and the mark-to-market adjustments of 'Other financial assets' have not been annualised when calculating the Return on Equity.

**)	Gain from sale of vessels has not been annualised when calculating the Return on Invested Capital.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	2 / 20

Profit by division

Million USD	Q2 2010				Q1-Q2 2010
	Tanker	Bulk	Non		Tanker	Bulk	Non
	Division	Division	allocated	Total	Division	Division	allocated	Total
Revenue	180.3	21.0	0.0	201.3	364.4	42.4	0.0	406.8
Port expenses, bunkers and commissions	-69.3	-1.3	0.0	-70.6	-128.3	-2.2	0.0	-130.5
Freight and bunkers derivatives	-0.5	0.0	0.0	-0.5	1.4	0.0	0.0	1.4
Time charter equivalent earnings	110.5	19.7	0.0	130.2	237.5	40.2	0.0	277.7
Charter hire	-40.3	-14.1	0.0	-54.4	-78.9	-27.2	0.0	-106.1
Operating expenses	-33.9	-0.8	0.0	-34.7	-72.2	-2.4	0.0	-74.6
Gross Profit	36.3	4.8	0.0	41.1	86.4	10.6	0.0	97.0
Profit/(loss) from sale of vessels	0.0	0.0	0.0	0.0	0.0	18.2	0.0	18.2
Administrative expenses	-15.3	-2.2	0.0	-17.5	-32.1	-3.5	0.0	-35.6
Other Operating income	1.3	0.0	0.0	1.3	3.0	0.0	0.0	3.0
Share of results of jointly controlled entities	0.6	0.0	-1.9	-1.3	1.6	0.0	-5.3	-3.7
EBITDA	22.9	2.6	-1.9	23.6	58.9	25.3	-5.3	78.9
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-33.7	-0.7	0.0	-34.4	-68.1	-1.3	0.0	-69.4
Operating profit (EBIT)	-10.8	1.9	-1.9	-10.8	-9.2	24.0	-5.3	9.5
Financial items, net	-	-	-13.6	-13.6	-	-	-31.3	-31.3
Profit/(Loss) before tax	-	-	-15.5	-24.4	-	-	-36.6	-21.8
Tax	-	-	0.3	0.3	-	-	0.0	0.0
Net profit/(loss)	-	-	-15.2	-24.1	-	-	-36.6	-21.8

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. are included in "Not-allocated".

Tanker Division	The division realised an operating loss of USD 11 million for the second quarter of 2010, compared to a loss of USD 12 million in the same period in 2009.

In line with seasonality, rates were generally low in the second quarter of 2010. Compared to the same period a year ago rate levels have improved as the global economy is regaining strength.

Influx of newbuildings, freed-up floating storage and a continued negative market sentiment kept the rates at low levels, also in a historical perspective.

In the second quarter of 2010, the fleet grew by approx. 2%. The significant delay in deliveries of new tonnage experienced in 2009 and the first quarter of 2010 continued in the second quarter, with slippage of more than 40%.

In the second quarter of 2010, the MR segment was negatively impacted by poor gasoline demand in the USA. The market players therefore sought alternative cargoes and destinations for the MR fleet, e.g. distilled oil products from the USA to South America, vegetable oil from South America to China and palm oil from Indonesia/Malaysia to the European continent.

The strengthening of the transatlantic trading route, seen late June, was partly driven by these changes in transport patterns, as this implied fewer vessels available on the European continent at the same time as the gasoline arbitrage from Europe to the USA opened.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	3 / 20

The LR segment continued to show some strength, as naphtha demand from the Far East remained firm throughout the second quarter of 2010 despite added tonnage from newbuildings and notably freed-up tonnage from floating storage. The weaker dirty market implied that the tonnage balance was not supported by vessels swapping into dirty.

The continued reduction in floating storage during the second quarter of 2010 has impacted the tonnage supply for the larger LR vessels, and thus rates. At the end of June, floating storage has been reduced to some 3% of the total fleet, which is a more natural level. The level of and movements in floating storage are volatile and impacted by the forward curve for the various refined products.

At 30 June, coverage for the remaining part of 2010 was 33% at USD 16,470/day.

Tanker Division	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10	Change Q2 09 - Q2 10	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,179	1,190	1,173	1,163	1,122	-5%
TCE per earning day from the LR2 Pool	17,145	18,401	20,331	19,270	17,185	0%
TCE per earning day1)	15,785	17,406	18,356	18,456	15,505	-2%	17,431
Operating days	1,092	1,104	1,104	1,080	1,092	0%
Operating expenses per operating day2)	7,556	6,496	6,933	6,908	6,301	-17%	6,660
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,756	1,835	2,025	1,748	1,777	1%
TCE per earning day from the LR1 Pool	15,577	15,036	14,304	16,273	14,903	-4%
TCE per earning day1)	18,491	16,514	16,516	16,686	15,509	-16%	16,306
Operating days	819	828	828	810	749	-9%
Operating expenses per operating day2)	7,142	6,706	5,986	6,454	5,420	-24%	6,142
MR (45,000 DWT)
Available earning days	3,344	3,602	3,829	3,755	3,916	17%
TCE per earning day from the MR Pool	14,712	14,974	11,521	14,179	12,567	-15%
TCE per earning day1)	15,363	15,349	12,417	14,700	12,363	-20%	13,707
Operating days	2,548	2,707	2,832	2,790	2,951	16%
Operating expenses per operating day2)	7,458	6,621	6,770	6,883	6,053	-19%	6,582
SR (35,000 DWT)
Available earning days	1,135	1,160	1,103	1,002	979	-14%
TCE per earning day1)	17,483	18,378	16,894	18,034	16,099	-8%	17,351
Operating days	1,001	1,012	1,012	990	1,001	0%
Operating expenses per operating day2)	6,600	6,105	6,326	6,041	4,821	-27%	5,823

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.
.
Bulk Division	Operating profit for the second quarter of 2010 was USD 2 million, compared to USD 10 million in the second quarter of 2009.

The number of earning days for the Bulk Division was 29% lower in the second quarter of 2010 than in the same period last year due to the sale of vessels.

The dry bulk market stayed at a relatively strong level throughout most of the second quarter of 2010, with Panamax spot rates peaking at around USD/day 37,100 in mid-May. Rates continued to be driven by the Chinese demand for iron ore and coal as well as high port congestion.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	4 /20

However, towards the end of the quarter and at the beginning of the third quarter, rates decreased sharply and did not stabilise until the end of July. By then, Panamax spot rates were down to around USD 16,000/day. The decline in rates was driven by the continued high influx of new vessels, especially in the Capesize segment, in combination with declining Chinese demand for coal and uncertainty surrounding the future Chinese demand for iron ore. Total fleet growth in the dry bulk segment came to about 4% in the second quarter of 2010.

As TORM seeks high coverage of earning days for the Bulk Division, the volatility in bulk spot rates has limited impact on TORM's earnings in 2010.

At 30 June, coverage for the remaining part of 2010 was 81% at USD 19,725/day.

Bulk Division	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10	Change Q2 09 - Q2 10	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,496	1,255	1,204	1,119	1,060	-29%
TCE per earning day1)	13,756	17,968	19,690	18,298	18,611	35%	18,642
Operating days	636	392	368	315	182	-71%
Operating expenses per operating day2)	5,106	4,477	4,066	5,187	4,603	-10%	4,583

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Other activities	Other (non-allocated) activities were a loss on investments in jointly controlled entities of USD 2 million, financial expenses of USD 14 million and tax of USD 0 million.

Fleet developments
In the second quarter, TORM took delivery of two MR newbuildings, TORM Alice and TORM Alexandra. At the end of the quarter, TORM's fleet of owned vessels comprised 66 tankers and two bulk carriers. In addition to these, TORM had 25 tankers and 11 bulk carriers on time charter. Another 37 tankers were either in pools or under commercial management.

	Owned vessels
	31 Mar 10	Addition	Disposal	30 Jun 10
LR2 / Aframax	12.5	-	-	12.5
LR1 / Panamax	7.5	-	-	7.5
MR	33.0	2.0	-	35.0
SR	11.0	-	-	11.0
Product tankers	64.0	2.0	-	66.0
Panamax dry bulk	2.0	-	-	2.0
Total	66.0	-	-	68.0

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	5 / 20

Planned fleet changes
No vessels were contracted in the second quarter of 2010, and at the end of the quarter the order book thus comprised nine MR vessels and four Kamsarmax vessels. Capex relating to the order book amounted to USD 372 million.

	New buildings to be delivered
	2010		2011				2012				2013
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Total
LR2 / Aframax	-	-	-	-	-	-	-	-	-	-	-	-
LR1 / Panamax	-	-	-	-	-	-	-	-	-	-	-	-
MR	3,0	-	2,0	-	1,0	1,0	-	1,0	1,0	-	-	9,0
SR	-	-	-	-	-	-	-	-	-	-	-	-
Tank	3,0	-	2,0	-	1,0	1,0	-	1,0	1,0	-	-	9,0
Kamsarmax dry bulk	-	-	2,0	-	-	-	-	-	-	1,0	1,0	4,0
I alt	3,0	-	4,0	-	1,0	1,0	0,0	1,0	1,0	1,0	1,0	13,0

In July 2010, TORM took delivery of the MR vessel TORM Aslaug from the Chinese shipyard GSI Guangzhou.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	6 / 20

Second quarter 2010

Results
Gross profit for the second quarter of 2010 was USD 41 million, up from USD 39 million for the corresponding period of 2009. Administrative expenses were USD 18 million, against USD 23 million for the second quarter of 2009, corresponding to a reduction of 22%. Profit before depreciation and amortisation (EBITDA) for the period was USD 24 million, against USD 31 million for the second quarter of 2009. The primary reason for the decline in EBITDA is that the second quarter of 2009 was positively affected by a profit of USD 13 million from sale of vessels.

Depreciation was USD 34 million during the second quarter of 2010.

Operating profit for the second quarter of 2010 was a loss of USD 11 million, compared to a loss of USD 3 million for the same quarter of 2009.

The second quarter of 2010 was impacted by mark-to-market non-cash adjustments of USD 2 million related to FFA/bunker derivatives.

In the second quarter of 2010, financial items amounted to an expense of USD 14 million, against an expense of USD 30 million in the same quarter of 2009. The second quarter of 2009 was influenced by a negative non-cash fair value adjustment of USD 23 million on the value of options related to vessel values acquired in connection with the acquisition of OMI.

The result after tax was a loss of USD 24 million in the second quarter of 2010, against a loss of USD 34 million in the second quarter of 2009. The result in the second quarter of 2009 was impacted by a profit of USD 13 million from sale of vessels. No vessels were sold during the second quarter of 2010.

Assets	Total assets fell from USD 3,226 million at 31 March 2010 to USD 3,210 million at 30 June 2010.

On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows. The calculated value of the fleet at 30 June 2010 supports book value.

Liabilities
During the second quarter of 2010, net interest-bearing debt increased to USD 1,691 million from USD 1,622 million at 31 March 2010. The increase in debt is due to borrowing in connection with the newbuilding programme. More than 74% of the debt is due after 2012.

Total equity
In the second quarter of 2010, equity decreased from USD 1,248 million at 31 March 2010 to USD 1,220 million, which was primarily due to the loss during the period. Equity as a percentage of total assets was 38% at 30 June 2010, compared to 39% at 31 March 2010.

At 30 June 2010, TORM held 3,461,580 treasury shares, corresponding to 4.8% of the Company's share capital, which is unchanged since 31 March 2010.

Liquidity	TORM's undrawn credit facilities and cash totalled about USD 600 million at the end of the second quarter of 2010.

Outlook	TORM forecasts a loss before tax of USD 40-60 million for 2010.

Coverage	At 30 June 2010, TORM had covered 33% of the remaining earning days for 2010 in the Tanker Division at USD/day 16,470 and 81% of the remaining earning days in the Bulk Division at USD/day 19,725.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	7 / 20

The table below shows the figures for 2010 for the period 1 July to 31 December 2010, and full year 2011 and 2012.

	2010	2011	2012	2010	2011	2012
	Owned days
LR2	2,196	4,380	4,392
LR1	1,282	2,555	2,562
MR	6,754	14,758	15,690
SR	1,966	4,015	4,026
Tanker Division	12,198	25,708	26,670
Bulk Division	366	1,437	1,495
Total	12,564	27,145	28,165

	T/C in days			T/C in costs (USD/day)
LR2	-	-	-	-	-	-
LR1	2,559	5,303	4,334	21,879	22,219	22,485
MR	1,647	3,619	3,108	16,976	17,007	16,399
SR	-	-	-	-	-	-
Tanker Division	4,206	8,922	7,442	19,959	20,105	19,943
Bulk Division	2,003	3,581	4,228	15,793	15,477	15,954
Total	6,209	12,503	11,670	18,615	18,780	18,498

	Total physical days (owned + T/C in)			Covered days
LR2	2,196	4,380	4,392	610	456	40
LR1	3,841	7,858	6,896	1,109	365	366
MR	8,401	18,377	18,798	2,517	1,775	412
SR	1,966	4,015	4,026	1,228	1,059	40
Tanker Division	16,404	34,630	34,112	5,464	3,655	858
Bulk Division	2,369	5,018	5,723	1,907	581	-
Total	18,773	39,648	39,835	7,371	4,236	858

	Coverage %			Coverage rates (USD/day)
LR2	28	10	1	24,184	28,648	32,660
LR1	29	5	5	16,145	15,690	15,690
MR	30	10	2	15,768	16,283	15,348
SR	62	26	1	14,055	14,268	15,128
Tanker Division	33	11	3	16,399	17,182	16,298
Bulk Division	81	12	-	19,725	16,507	-
Total	39	11	2	17,259	17,089	16,298

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above	-1.2
Contracts included above	0.2

Notes

Actual no. of days can vary from projected no. of days primarily due to vessel sales and timing of vessel deliveries. T/C in costs do not include potential extra payments from profit split arrangements.

Post balance sheet events	No subsequent events have occurred after the balance sheet date which would change TORM's expectations for its financial performance for either 2010 or any subsequent period.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	8 / 20

Safe Harbor Forward-looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

The TORM share	The price of a TORM share was DKK 46.1 at 30 June 2010, against DKK 57.0 at 31 March 2010, equivalent to a decrease of DKK 10.9 (19%).

Accounting policies
This interim report for the second quarter of 2010 is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report for the second quarter of 2010 is unaudited and is presented in accordance with the same accounting policies as the Annual Report 2009.

Information	Teleconference

TORM will host a telephone conference for financial analysts and investors on 19 August 2010 at 3:00 pm Copenhagen time (CET), reviewing the interim report for the first six months of 2010. The conference call will be hosted by Jacob Meldgaard, CEO, Roland M. Andersen, CFO, and Sune S. Mikkelsen, VP IR, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The teleconference will also be webcast via TORM's website www.torm.com.The presentation material can be downloaded from the website.

Next reporting

TORM's financial report for the first nine months of 2010 will be published on 18 November 2010.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	9 / 20

Statement by the Board of Directors and Executive Management on the Interim Report

The Board of Directors and Executive Management have considered and approved the interim report for the period 1 January – 30 June 2010.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions of IFRS which are expected to be applicable to the Annual Report 2010.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 19 August 2010

	Executive Management	Board of Directors

	Jacob Meldgaard, CEO	Niels Erik Nielsen, Chairman
	Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard Thomasen
Bo Jagd
Jesper Jarlbæk
Gabriel Panayotides
Angelos Papoulias
Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	10 / 20

Income statement

Million USD	Q2 2010	Q2 2009	Q1-Q2 2010	Q1-Q2 2009	2009

Revenue	201.3	193.6	406.8	452.4	862.3
Port expenses, bunkers and commissions	-70.6	-48.1	-130.5	-106.9	-217.4
Freight and bunkers derivatives	-0.5	-7.3	1.4	-8.2	-12.0

Time charter equivalent earnings	130.2	138.2	277.7	337.3	632.9

Charter hire	-54.4	-55.1	-106.1	-109.2	-220.9
Operating expenses	-34.7	-44.2	-74.6	-91.7	-169.5

Gross profit (Net earnings from shipping activities)	41.1	38.9	97.0	136.4	242.5

Profit from sale of vessels	0.0	12.5	18.2	12.5	33.1
Administrative expenses	-17.5	-22.5	-35.6	-42.6	-78.2
Other operating income	1.3	2.4	3.0	4.8	7.4
Share of results of jointly controlled entities	-1.3	-0.7	-3.7	0.2	-2.3

EBITDA	23.6	30.6	78.9	111.3	202.5

Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	-20.0
Depreciation and impairment losses	-34.4	-33.5	-69.4	-65.3	-132.7

Operating profit (EBIT)	-10.8	-2.9	9.5	46.0	49.8

Financial items	-13.6	-29.6	-31.3	-39.3	-68.8

Profit before tax	-24.4	-32.5	-21.8	6.7	-19.0

Tax	0.3	-1.1	0.0	-0.7	1.6

Net profit/(loss) for the period	-24.1	-33.6	-21.8	6.0	-17.4

Earnings per share, EPS
Earnings per share, EPS (USD)	-0.3	-0.5	-0.3	0.1	-0.3
Earnings per share, EPS (DKK) *)	-2.0	-2.7	-1.8	0.5	-1.3

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	11 / 20

Statement of comprehensive income

Million USD	Q2 2010	Q2 2009	Q1-Q2 2010	Q1-Q2 2009	2009

Net profit/(loss) for the period	-24.1	-33.6	-21.8	6.0	-17.4

Other comprehensive income:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	0.0	0.1	0.0	0.0	0.0

Fair value adjustment on hedging instruments	-5.4	8.1	-9.7	24.5	26.5

Value adjustment of hedging instruments transferred to income statement	2.3	-1.0	3.9	3.8	4.1

Value adjustment of hedging instruments transferred to assets	0.0	0.0	0.0	-1.2	-1.2

Fair value adjustment of available for sale investments	-0.3	1.7	-0.5	0.7	1.6

Transfer to income statement on sale of available for sale investments	0.0	0.0	0.0	0.0	-3.7

Other comprehensive income after tax	-3.4	8.9	-6.3	27.8	27.3

Total comprehensive income	-27.5	-24.7	-28.1	33.8	9.9

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	12 / 20

Income statement by quarter

Million USD	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10

Revenue	193.6	208.8	201.1	205.5	201.3
Port expenses, bunkers and commissions	-48.1	-56.1	-54.4	-59.9	-70.6
Freight and bunkers derivatives	-7.3	-3.3	-0.5	1.9	-0.5

Time charter equivalent earnings	138.2	149.4	146.2	147.5	130.2

Charter hire	-55.1	-56.3	-55.4	-51.7	-54.4
Operating expenses	-44.2	-38.7	-39.1	-39.9	-34.7

Gross profit (Net earnings from shipping activities)	38.9	54.4	51.7	55.9	41.1

Profit from sale of vessels	12.5	20.7	-0.1	18.2	0.0
Administrative expenses	-22.5	-17.9	-17.7	-18.1	-17.5
Other operating income	2.4	1.5	1.1	1.7	1.3
Share of results of jointly controlled entities	-0.7	0.5	-3.0	-2.4	-1.3

EBITDA	30.6	59.2	32.0	55.3	23.6

Impairment losses on jointly controlled entities	0.0	0.0	-20.0	0.0	0.0
Depreciation and impairment losses	-33.5	-35.0	-32.4	-35.0	-34.4

Operating profit (EBIT)	-2.9	24.2	-20.4	20.3	-10.8

Financial items	-29.6	-19.8	-9.7	-17.7	-13.6

Profit before tax	-32.5	4.4	-30.1	2.6	-24.4

Tax	-1.1	-2.3	4.6	-0.3	0.3

Net profit/(loss) for the period	-33.6	2.1	-25.5	2.3	-24.1

Earnings per share, EPS
Earnings per share, EPS (USD)	-0.5	0.0	-0.4	0.0	-0.3

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	13 /20

Assets

Million USD	30 June	30 June	31 December
	2010	2009	2009

NON-CURRENT ASSETS

Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.2	2.4	2.2
Total intangible assets	91.4	91.6	91.4

Tangible fixed assets
Land and buildings	3.6	3.7	3.7
Vessels and capitalized dry-docking	2,423.5	2,354.4	2,390.4
Prepayments on vessels	266.3	306.8	273.9
Other plant and operating equipment	9.3	11.4	10.7
Total tangible fixed assets	2,702.7	2,676.3	2,678.7

Financial assets
Investment in jointly controlled entities	118.5	131.8	123.0
Loans to jointly controlled entities	36.5	39.7	38.7
Other investments	2.7	7.1	3.2
Other financial assets	6.0	4.3	8.5
Total financial assets	163.7	182.9	173.4

TOTAL NON-CURRENT ASSETS	2,957.8	2,950.8	2,943.5

CURRENT ASSETS

Bunkers	28.6	20.7	24.6
Freight receivables, etc.	70.9	57.0	62.1
Other receivables	13.9	58.3	16.8
Other financial assets	0.0	11.5	0.4
Prepayments	17.9	15.1	13.6
Cash and cash equivalents	121.1	112.6	121.8
	252.4	275.2	239.3

Non-current assets held for sale	0.0	29.7	44.4

TOTAL CURRENT ASSETS	252.4	304.9	283.7

TOTAL ASSETS	3,210.2	3,255.7	3,227.2

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	14 /20

Equity and liabilities

Million USD	30 June	30 June	31 December
	2010	2009	2009

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.9	-18.1	-18.1
Revaluation reserves	-2.7	0.6	-2.2
Retained profit	1,184.4	1,227.7	1,205.1
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-9.1	-5.6	-3.3
Translation reserves	4.1	4.1	4.1
TOTAL EQUITY	1,219.9	1,269.8	1,246.7

LIABILITIES

Non-current liabilities
Deferred tax liability	54.6	55.2	55.0
Mortgage debt and bank loans	1,609.0	1,644.0	1,629.2
Finance lease liabilities	31.5	0.0	31.7
Acquired liabilities related to options on vessels	1.0	2.8	1.9
Acquired time charter contracts	0.0	0.3	0.1
TOTAL NON-CURRENT LIABILITIES	1,696.1	1,702.3	1,717.9

Current liabilities
Mortgage debt and bank loans	170.1	138.5	141.5
Finance lease liabilities	1.9	0.0	1.8
Trade payables	41.9	25.6	25.0
Current tax liabilities	3.0	8.7	5.7
Other liabilities	75.2	100.0	82.9
Acquired liabilities related to options on vessels	1.8	1.8	1.8
Acquired time charter contracts	0.3	8.7	3.8
Deferred income	0.0	0.3	0.1
TOTAL CURRENT LIABILITIES	294.2	283.6	262.6

TOTAL LIABILITIES	1,990.3	1,985.9	1,980.5

TOTAL EQUITY AND LIABILITIES	3,210.2	3,255.7	3,227.2

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	15 / 20

Equity 1 January - 30 June 2010

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2010	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7
Changes in equity Q1-Q2 2010:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.2	-	-	-	-	-	0.2
Gain/loss from disposal treasury shares	-	-	-0.2	-	-	-	-	-0.2
Share-based compensation	-	-	1.3	-	-	-	-	1.3
Comprehensive income for the period	-	-	-21.8	-	-0.5	-5.8	0.0	-28.1
Total changes in equity Q1-Q2 2010	0.0	0.2	-20.7	0.0	-0.5	-5.8	0.0	-26.8
Equity at 30 June 2010	61.1	-17.9	1,184.4	0.0	-2.7	-9.1	4.1	1,219.9

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	16 / 20

Equity 1 January - 30 June 2009

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2009	61,1	-18,1	1.209,5	55,1	-0,1	-32,7	4,1	1.278,9
Changes in equity Q1-Q2 2009:
Dividends paid	-	-	-	-51,2	-	-	-	-51,2
Dividends paid on treasury shares	-	-	2,5	-	-	-	-	2,5
Exchange rate adjustment on dividends paid	-	-	3,9	-3,9	-	-	-	0,0
Share-based compensation	-	-	5,8	-	-	-	-	5,8
Comprehensive income for the period	-	-	6,0	-	0,7	27,1	0,0	33,8
Total changes in equity Q1-Q2 2009	0,0	0,0	18,2	-55,1	0,7	27,1	0,0	-9,1
Equity at 30 June 2009	61,1	-18,1	1.227,7	0,0	0,6	-5,6	4,1	1.269,8

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	17 / 20

Statement of cash flows

Million USD
	Q2 2010	Q2 2009	Q1-Q2	Q1-Q2	2009
			2010	2009

Cash flow from operating activities
Operating profit	-10.8	-2.9	9.5	46.0	49.8

Adjustments:
Reversal of profit from sale of vessels	0.0	-12.5	-18.2	-12.5	-33.1
Reversal of depreciation and impairment losses	34.4	33.5	69.4	65.3	132.7
Reversal of impairment of jointly controlled entities	0.0	0.0		0.0	20.0
Reversal of share of results of jointly controlled entities	1.3	0.7	3.7	-0.2	2.3
Reversal of other non-cash movements	-3.8	5.6	-7.8	5.3	1.3

Dividends received	0.0	0.0	0.0	0.0	0.1
Dividends received from joint controlled entities	0.9	2.1	1.2	2.8	3.0
Interest received and exchange rate gains	0.3	2.4	0.4	4.2	5.1
Interest paid and exchange rate losses	-12.7	-12.1	-26.9	-29.7	-56.9
Income taxes paid/repaid	0.0	-0.1	-2.9	-1.8	-2.7
Change in bunkers, accounts receivables and payables	-9.8	-4.9	-7.7	-6.4	-5.3
Net cash flow from operating activities	-0.2	11.8	20.7	73.0	116.3

Cash flow from investing activities
Investment in tangible fixed assets	-69.6	-44.7	-93.2	-174.2	-288.8
Investment in equity interests and securities	0.0	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	1.2	1.1	2.3	2.4	4.7
Payment of liability related to options on vessels	0.0	0.0	0.0	1.5	0.0
Received share on options on vessels	0.0	0.0	0.0	0.0	1.5
Sale of equity interests and securities	0.0	0.0	0.0	0.0	4.7
Sale of non-current assets	0.1	26.0	63.7	26.0	78.5
Net cash flow from investing activities	-68.3	-17.6	-27.2	-144.3	-199.4

Cash flow from financing activities
Borrowing, mortgage debt and finance lease liabilities	54.8	245.4	80.5	263.4	368.0
Repayment/redemption, mortgage debt and finance lease liabilities	-51.5	-177.0	-74.7	-199.1	-282.7
Dividends paid	0.0	-48.7	0.0	-48.7	-48.7
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	3.3	19.7	5.8	15.6	36.6

Net cash flow from operating, investing and financing activities	-65.2	13.9	-0.7	-55.7	-46.5

Cash and cash equivalents, beginning balance	186.3	98.7	121.8	168.3	168.3

Cash and cash equivalents, ending balance	121.1	112.6	121.1	112.6	121.8

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	18 /20

Statement of cash flows by quarter

Million USD
	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10

Cash flow from operating activities
Operating profit	-2.9	24.2	-20.4	20.3	-10.8

Adjustments:
Reversal of profit from sale of vessels	-12.5	-20.7	0.1	-18.2	0.0
Reversal of depreciation and impairment losses	33.5	35.0	32.4	35.0	34.4
Reversal of impairment of jointly controlled entities	0.0	0.0	20.0	0.0	0.0
Reversal of share of results of jointly controlled entities	0.7	-0.5	3.0	2.4	1.3
Reversal of other non-cash movements	5.6	-0.6	-3.4	-4.0	-3.8

Dividends received	0.0	0.0	0.1	0.0	0.0
Dividends received from joint controlled entities	2.1	0.0	0.2	0.3	0.9
Interest received and exchange rate gains	2.4	0.1	0.8	0.1	0.3
Interest paid and exchange rate losses	-12.1	-14.4	-12.8	-14.2	-12.7
Income taxes paid/repaid	-0.1	-0.1	-0.8	-2.9	0.0
Change in bunkers, accounts receivables and payables	-4.9	-0.8	1.9	2.1	-9.8
Net cash flow from operating activities	11.8	22.2	21.1	20.9	-0.2

Cash flow from investing activities
Investment in tangible fixed assets	-44.7	-87.1	-27.5	-23.6	-69.6
Investment in equity interests and securities	0.0	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	1.1	0.5	1.8	1.1	1.2
Payment of liability related to options on vessels	0.0	0.0	-1.5	0.0	0.0
Received share on options on vessels	0.0	0.0	1.5	0.0	0.0
Sale of equity interests and securities	0.0	0.0	4.7	0.0	0.0
Sale of non-current assets	26.0	52.4	0.1	63.6	0.1
Net cash flow from investing activities	-17.6	-34.2	-20.9	41.1	-68.3

Cash flow from financing activities
Borrowing, mortgage debt and finance lease liabilities	245.4	110.5	-5.9	25.7	54.8
Repayment/redemption, mortgage debt and finance lease liabilities	-177.0	-14.8	-68.8	-23.2	-51.5
Dividends paid	-48.7	0.0	0.0	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	19.7	95.7	-74.7	2.5	3.3

Net cash flow from operating, investing and financing activities	13.9	83.7	-74.5	64.5	-65.2

Cash and cash equivalents, beginning balance	98.7	112.6	196.3	121.8	186.3

Cash and cash equivalents, ending balance	112.6	196.3	121.8	186.3	121.1

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	19 / 20

ANNOUNCEMENT NO. 8 – 2010
19 AUGUST 2010	TORM – SECOND QUARTER REPORT 2010	20 / 20